UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release—Baidu Announces Completion of US$2 Billion Offering of Zero Coupon Exchangeable Bonds

99.2	Press Release—Baidu Announces Completion of CNY10 Billion Offering of CNY-denominated Senior Notes

99.3	Announcement—Notice of Listing on the Stock Exchange of Hong Kong Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Junjie He
Name:	Junjie He
Title:	Interim Chief Financial Officer

Date: March 12, 2025